

September 6, 2013

Via E-mail
Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511

> **Re: Ormat Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for the fiscal quarter ended June 30, 2013**
> **Filed August 12, 2013**
> **File No. 001-32347**

Dear Mr. Blachar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

Liquidity and Capital Resources, page 118

1. We note your disclosure on page 141 that you had deposits in foreign countries of approximately $33.2M and $57.8M at December 31, 2012 and 2011, respectively. Given your significant foreign operations coupled with the fact that these balances are a significant component of the consolidated balance sheet, please tell us your consideration of disclosing a statement that you would need to accrue and pay taxes if repatriated and, if true, a statement that you do not intend to repatriate the funds.

Financial Statements and Supplementary Data, page 134

Notes to Condensed Consolidated Financial Statements, page 140

Note 19 – Income Taxes, page 185

2. We note the reconciling item of "Dividends from foreign subsidiaries" as a major
    contributor to the difference between the U.S federal statutory tax rate and your effective
    tax rate. Please tell us more about the nature of this significant reconciling item. Please
    also tell us what consideration you gave to providing more detail on this reconciling item.
    We refer you to ASC 740-10-50-12.

3. We note your intention to reinvest undistributed earnings of your foreign subsidiaries.
    Please reconcile this intention with the loan received from Ormat Systems Ltd. and please
    elaborate for us why this does not represent a change in your indefinite reinvestment
    position.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Notes to Condensed Consolidated Financial Statements, page 8

Note 1 – General and Basis of Presentation, page 8

Revision of Previously Issued Financial Statements, page 8

4. We note your revision of financial statements for the year ended December 31, 2012 and
    quarter ended March 31, 2013 regarding the calculation and presentation of your income
    tax provision and the related deferred tax asset which relates to the non-cash impairment
    charge recorded in the fourth quarter of 2012. Please provide us with your SAB 99
    materiality analysis to support your conclusion that your previously issued financial
    statements were not materially misstated. Please ensure you describe in detail why you
    believe your previously issued financial statements were qualitatively and quantitatively
    not materially misstated.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief